TransGlobe Energy Corporation

2005

Third Interim Report

YEMEN
Sea
Gulf of Aden

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2005. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

•	Record production in Q3-2005 of 5,285 Boepd (5,533 Boepd sales), a 13% increase over Q2-2005 and a 23% increase over Q3-2004
•	Record net income in Q3-2005 of $7,539,000 ($0.13 per share), a 197% increase over Q3-2004
•	Record cash flow in Q3-2005 of $13,142,000 ($0.22 per share), a 201% increase over Q3-2004
•	Working capital increased to $9,943,000 with no debt

(1) Based on average production of 5,000 to 5,300 Boepd
for 2005 and, for the balance of 2005, a dated Brent oil price of $56.00/Bbl and AECO gas price of C$11.00/Mcf.

2	TRANSGLOBE ENERGY CORPORATION

Corporate Summary

The Company’s total production during the third quarter of 2005 averaged 5,285 Boepd, a 23% increase from the third quarter of 2004 (4,303 Boepd) and a 13% increase from the second quarter of 2005. The Canadian and Block S-1, Yemen production increased over the same period in 2004. The Tasour field in Block 32, Yemen exhibited the natural declines of a mature field. The Company is well positioned to continue growing production and reserves. The Company has plans to drill exploration wells in all four international projects as well as in Canada during 2006. Development drilling is also planned for Block S-1 and for Canada. The 2006 capital program, consisting of seismic, 40 to 50 wells, facilities construction and pipeline tie-ins, is planned to be funded entirely from cash flow and working capital.

FINANCIAL AND OPERATING UPDATE

($000’s except per share, price and volume amounts)	Three Months Ended Sept. 30			Nine Months Ended Sept. 30
Financial	2005	2004	Change	2005	2004	Change
Oil and gas revenue	28,796	13,380	115%	65,570	30,948	112%
Oil and gas revenue, net of royalties	19,147	8,227	133%	44,469	19,874	124%
Operating expense	2,786	1,772	57%	7,608	4,251	79%
General and administrative expense	653	224	192%	1,911	983	94%
Stock-based compensation	128	381	(66)%	578	859	(33)%
Depletion, depreciation and accretion expense	5,190	2,601	100%	12,893	6,149	110%
Income taxes	2,606	416	526%	5,730	2,195	161%
Cash flow from operations **	13,142	4,363	201%	29,474	10,999	168%
Basic per share	0.23	0.08		0.51	0.20
Diluted per share	0.22	0.08		0.49	0.20
Net income	7,539	2,541	197%	15,519	5,151	201%
Basic per share	0.13	0.05		0.27	0.10
Diluted per share	0.13	0.04		0.26	0.09
Capital expenditures	10,855	7,641	42%	23,100	15,292	51%
Working capital				9,943	(1,203)
Common shares outstanding
Basic (weighted average)				57,723	54,081	7%
Diluted (weighted average)				60,102	56,376	7%
Production and Sales Volumes
Total production (Boepd) (6:1) *	5,285	4,303	23%	4,944	3,489	42%
Total sales (Boepd) (6:1) *	5,533	3,918	41%	4,966	3,263	52%
Oil and liquids (Bopd)	4,742	3,274	45%	4,313	2,818	53%
Average price ($ per barrel)	58.60	38.56	52%	49.70	35.24	41%
Gas (Mcfpd)	4,749	3,865	23%	3,917	2,666	47%
Average price ($ per Mcf)	7.35	4.92	49%	6.55	5.05	30%
Operating expense ($ per Boe)	5.47	4.91	11%	5.61	4.75	18%

*	The differences in production and sales volumes result from inventory changes at Block S-1, Yemen
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

OPERATIONS UPDATE

Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
During the quarter, one producing Upper Lam A oil well (An Nagyah #16) was drilled. A second Upper Lam A oil well (An Nagyah #17) was drilling at quarter end. The An Nagyah #16 well was drilled to a total depth of 2,080 meters and completed as an Upper Lam A oil well. The An Nagyah #16 well was tested from an 864 meter horizontal Upper Lam A section at a rate of 2,520 barrels of light (43 degree API) oil per day and 1.2 million cubic feet of natural gas per day on a 52/64 inch choke at 360 psi flowing pressure. The An Nagyah #17 well was drilled to a total depth of 2,066 meters and was completed as an Upper Lam A oil well. The An Nagyah #17 well

THIRD INTERIM REPORT	3

was tested from a 575 meter horizontal section at a rate of 3,250 barrels of light (43 degree API) oil per day and 1.8 million cubic feet of natural gas per day on a 48/64 inch choke at 480 psi flowing pressure. An Nagyah #16 and #17 are the fourth and fifth horizontal wells drilled in the field. It is expected that two or three more horizontal wells will be drilled in the Upper Lam A during the next year to fully develop the An Nagyah field.

A development/appraisal horizontal well is currently being drilled at An Nagyah #18. The An Nagyah #18 well is planned as an 800 meter horizontal well in the Lam B sandstone of the An Nagyah field. The Lam B sandstones were initially discovered in the An Nagyah #3 vertical well which tested at a rate of 240 barrels of light, sweet (42 degree API) oil per day. The core and test data indicated the Lam B reservoir has less porosity and permeability than the Lam A reservoir therefore a horizontal well is being drilled at An Nagyah #18 to enhance production. Depending upon the success of the An Nagyah #18 well, one or two additional horizontal wells could be drilled in the Lam B pool.

Following An Nagyah #18, an exploration well at Hatat #1 is planned to evaluate a fractured Basement prospect in the An Naeem area. The Company currently has 16 exploration prospects mapped on Block S-1 and anticipates that several of these will be drilled over the next year.

The Block S-1 Joint Venture Group has approved a capital budget of $48 million ($12 million to TransGlobe) for 2006 projects (firm and contingent). The program includes additional 3-D seismic, a continuous drilling program (a mixture of development horizontal wells and exploration wells) and production facilities. Subsequent to the approval of the 2006 capital budget, Vintage Petroleum Inc. (operator of Block S-1) has announced an agreement whereby Vintage will be merged into Occidental Petroleum Corporation. The merger is anticipated to be completed early in 2006.

Production
Gross production from Block S-1 averaged 8,939 Bopd (2,235 Bopd to TransGlobe) during the third quarter, up from 8,164 Bopd during the second quarter, due to increased production capacity and the start up of the production pipeline. The 30 kilometer (18 mile) pipeline connecting the An Nagyah field with the Jannah Hunt operated Halewah production facility and export pipeline was completed on June 30, 2005. Startup and commissioning commenced on July 1 with oil arriving at the Halewah facilities on July 5. The work on expanding the An Nagyah facilities has proceeded more slowly than anticipated resulting in a delay in production increases for the second half of 2005. It is anticipated that all the facility construction work will be completed by the end of Q-1 2006 which should allow the field to produce at full capacity. Operating costs reduced by $1.86 per barrel in the third quarter due to the switch from trucking operations to the pipeline. The pipeline has an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly.

Quarterly 2005 An Nagyah Production (Bopd)	Q-1	Q-2	Q-3
Gross field production rate	7,332	8,164	8,939
TransGlobe working interest	1,833	2,041	2,235
TransGlobe net (after royalties)	1,284	1,421	1,558
TransGlobe net (after royalties and tax)*	1,146	1,247	1,389
* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 32, Republic of Yemen (13.81087% working interest)
Operations and Exploration
During the quarter, the Tasour #19 appraisal well was completed as a new Qishn producer. Tasour #19 is an extended reach, high angle exploration/appraisal well which appraised the central southwest portion of the Tasour field. The well was also expected to evaluate a potential Basement exploration prospect located south of the main Tasour field in Block 32. The well was directionally drilled to a total depth of 2,997 meters and did not reach the Basement due to massive lost circulation and drilling difficulties in the Naifa carbonates. It was therefore decided to complete the well as a Qishn producer and increase production from the Tasour field. A dedicated well to evaluate the Tasour Basement prospect is planned to be drilled at a later stage from a more optimal surface location.

The Balan #1 exploration well commenced drilling on October 1. The well is located approximately 11 kilometers north of the Tasour field. Balan #1 will test for three potential oil accumulations; the Qishn sandstone, the Saar carbonate and the fractured Basement. The well is expected to finish drilling by mid November.

4	TRANSGLOBE ENERGY CORPORATION

A second rig is expected to start drilling on another exploration location at North Hemiar (Godah #1) by mid November. The Godah #1 well location is approximately 7 kilometers east of the Tasour field and will test for a potential oil accumulation in the Qishn sandstone.

Production
The Tasour field averaged 14,302 Bopd (1,975 Bopd to TransGlobe) during the third quarter 2005, up from 13,838 Bopd in the second quarter, due to additional production from Tasour #18 and #19, offset by natural declines. The Tasour field experienced lower production than expected during August and September due to mechanical problems with Tasour #19. The Tasour #19 well was placed on production on August 26th at an initial rate of 1,300 Bopd. This production rate was lower than anticipated due to higher than expected water production. A cased hole log indicated the well may have a cement bond problem. Two of the offsetting producers experienced an abnormal loss of approximately 1,100 Bopd when Tasour #19 was placed on production, resulting in a small net gain of 200 Bopd for the field rate. In late September, Tasour #19 was shut in and subsequent analysis of the pressure build up data has confirmed that water from a higher pressured, underlying water zone is in communication with the main oil producing horizon. A workover is currently underway to repair the cement bond between zones and recomplete Tasour #19 as a Qishn oil producer.

The Tasour field is currently producing in excess of 12,000 Bopd (1,657 Bopd to TransGlobe) and is expected to average 12,000 to 13,000 Bopd for the balance of 2005 if the recompletion of Tasour #19 is successful.

In late 2004, the Joint Venture Group approved the purchase of a diesel topping plant which arrived during the third quarter of 2005. Initial test production from the plant in September identified some required minor modifications. The plant is expected to be fully operational in November and should produce all the diesel fuel required for field operations from a portion of the Tasour crude oil. This is expected to stabilize diesel costs and maintain low operating costs which should extend the life of the field.

Quarterly 2005 Tasour Production (Bopd)	Q-1	Q-2	Q-3
Gross field production rate	16,167	13,838	14,302
TransGlobe working interest	2,233	1,911	1,975
TransGlobe net (after royalties)	1,567	1,060	1,100
TransGlobe net (after royalties and tax)*	1,357	775	809
* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)
The Block 72 PSA was ratified by the Yemen parliament on June 18, 2005 and became law following the Presidential decree on July 12, 2005. Block 72 encompasses 1,822 square kilometers (approximately 450,234 acres) and is located in the western Masila Basin adjacent to the billion barrel Nexen Masila Block. The Block 72 Joint Venture Group plans to carry out a seismic acquisition program and the drilling of two exploration wells during the first exploration period of thirty months. In October a seismic field acquisition program consisting of 255 kilometers of 2-D seismic commenced. Any discoveries made on Block 72 would follow a similar development program to Block 32 whereby a separate oil processing facility and a pipeline would be constructed to connect to the Nexen export pipeline.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)
TransGlobe has recently completed the reprocessing of 3,190 kilometers of existing 2-D seismic data on the Nuqra Block. Mapping of the reprocessed data and preparations for the new seismic acquisition program are underway. A new 800 kilometer 2-D seismic acquisition program has been awarded and is expected to commence in the fourth quarter 2005. The seismic acquisition program was bid jointly with Centurion Energy who holds the exploration concession adjacent to the Nuqra Block. The seismic crew started work on the Centurion block in the third quarter and is expected to move to the Nuqra Block in December or early in January 2006. The exploration of the Nuqra Block is being fast tracked and will probably exceed the PSA requirements. TransGlobe is planning to complete the seismic acquisition by the first quarter of 2006 and is preparing for a two well drilling program in late 2006. This would complete all the first period and second period PSA commitments ahead of schedule.

THIRD INTERIM REPORT	5

Canada
Operations and Exploration
TransGlobe has drilled 13 wells during the first nine months of 2005, resulting in 4 oil wells (3.7 net) and 9 gas wells (7.9 net) of which 3 wells are currently on production. Of the remaining ten wells to be pipeline connected, four are awaiting completion and testing. The unusually wet conditions experienced in Alberta during the quarter had an adverse effect on field operations, causing delays in both well completions and pipeline tie-ins.

Subsequent to the third quarter, 3 wells were drilled in late October resulting 3 (2.6 net) potential gas wells. The Company expects to continue its drilling program into the first quarter of 2006 to complete a planned 35 well program. The Nevis and Gadsby areas are the primary focus of the drilling program.

The Company has recently completed its first Coal Bed Methane (“CBM”) well in the Nevis area targeting the Horseshoe Canyon coals. The well will be pipeline connected and placed on production in November. If this initial CBM test proves commercial production, the Company has shallow mineral rights in eight sections of land where an additional 31 CBM wells could be drilled.

The original 2005 budget of 10-15 wells has been expanded significantly to 30-35 wells with an increased land acquisition budget due to the successful well results to date and the strong commodity prices. The drilling will be primarily focused in central Alberta. In 2005 to date, the Company acquired 13,500 additional net acres.

Production
Production in the third quarter averaged 1,075 Boepd, up from 706 Boepd in the second quarter primarily due to the addition of two producing wells at Nevis and one at Gadsby. At present the Company has approximately 300 to 400 Boepd of new production shut-in in Canada due to pipeline and facility delays that are related to weather and surface access. It is expected that the majority of the wells will be on production in the next three to six months.

Quarterly 2005 Canadian Production (Boepd)	Q-1	Q-2	Q-3
TransGlobe working interest	821	706	1,075
TransGlobe net (after royalties)	673	600	887

6	TRANSGLOBE ENERGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and nine month periods ended September 30, 2005 and 2004, the audited financial statements and MD&A for the year ended December 31, 2004 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. All dollar values are expressed in U.S. dollars, unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

NON-GAAP MEASURES

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties and operating expenses. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

OUTLOOK

TransGlobe has projected a 2005 capital budget of $38 million.

•	In the first nine months of 2005, the Company spent $23.1 million of the capital budget.
•	A remaining portion of the capital budget will be spent on the following:
	-	Drilling exploration and development wells and Central Production Facility (“CPF”) at Block S-1, Yemen;
	-	Drilling exploration wells at Block 32, Yemen;
	-	Seismic reprocessing and new seismic acquisition in Egypt;
	-	Seismic acquisition at Block 72, Yemen;
	-	Drilling, facilities, pipelines and land acquisitions in Canada.

As previously announced on October 11, 2005, TransGlobe updated its production estimates for 2005 based on current results and future plans for the balance of the year, which revised the estimated average production volumes to be between 5,000 to 5,300 Boepd for the 2005 year (an 8% reduction from the previous estimate).

The Company is recovering the historical cost pools on Block S-1, Yemen at a much quicker rate than anticipated due to higher oil prices. The first of the 1998 to 2000 historical exploration costs where Vintage paid 100% and carried TransGlobe’s interest will commence recovery in the fourth quarter of 2005. This will result in a reduction of TransGlobe’s percentage of the cost oil in the fourth quarter of 2005 and for a period into 2006. The total value of the farmout to be recovered by Vintage from cost oil is approximately $6.2 million of which the first $2.0 million will be deducted in the fourth quarter of 2005.

THIRD INTERIM REPORT	7

Based on the above production estimate, the cost oil adjustment to Vintage and commodity price assumptions for the balance of 2005 at an average dated Brent oil price of $56.00 per Bbl and an average AECO gas price of C$11.00 per Mcf, the total cash flow from operations estimate for 2005 is forecasted to be between $39 to $41 million ($0.65 to $0.68 per share).

TransGlobe anticipates the recovery of all the historical capital expenditures on Block S-1, estimated to be approximately $200 million, will occur during the second half of 2006. This assumption is dependent on future oil prices, production rates and future capital spending. The economics of the An Nagyah development have proven to be very robust with full payout expected to be achieved less than three years from the initial declaration of commerciality and only 2 1/2 years from the start of production. After the recovery of all historical costs TransGlobe anticipates the netbacks (after tax, royalty and operating costs) on the An Nagyah oil to be approximately 25% of the current dated Brent oil price. Any future capital expenditures on drilling or facilities will be added to the cost pools and recovered from the existing production revenues within two years of the expenditure.

SELECTED QUARTERLY FINANCIAL INFORMATION

In the first quarter of each calendar year the Company’s royalty and income tax rate decreases at Block 32, Yemen due to the addition of the recovery of 50% of the capital costs from the prior year as well as 50% of the capital costs from the first quarter. This results in an increase to cash flow from operations and net income in the first quarter of each year. The second through fourth quarters recover 50% of the capital costs incurred with the balance recovered in the first quarter of the following year.

In Q3-2005 compared to Q2-2005, cash flow from operations increased 81% to $13,142,000 and net income increased 117% to $7,539,000 mainly as a result of:

•	a 26% increase in sales volumes;
•	a 26% increase in average commodity prices.

	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
($000’s, except per share, price and volume amounts)	2005	2005	2005	2004	2004
Average production volumes (Boepd)*	5,285	4,658	4,887	4,979	4,303
Average sales volumes (Boepd)*	5,533	4,375	4,985	5,384	3,918
Average price ($/Boe)	56.57	44.99	42.04	37.45	37.12

Oil and gas sales	28,796	17,911	18,863	18,548	13,380

Oil and gas sales, net of royalties	19,147	11,778	13,544	11,756	8,227

Cash flow from operations**	13,142	7,263	9,070	6,326	4,363
Cash flow from operations per share
- Basic	0.23	0.13	0.16	0.12	0.08
- Diluted	0.22	0.12	0.15	0.11	0.08

Net income	7,539	3,474	4,507	768	2,541
Net income per share
- Basic	0.13	0.06	0.08	0.01	0.05
- Diluted	0.13	0.06	0.08	0.01	0.04

Total assets	77,576	66,168	61,232	60,522	44,478

*	The differences in production and sales volumes result from inventory changes at Block S-1, Yemen.
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

8	TRANSGLOBE ENERGY CORPORATION

RESULTS OF OPERATIONS

In Q3-2005 compared to Q3-2004, cash flow from operations increased 201% to $13,142,000 ($0.23 per basic share and $0.22 per diluted share) compared to $4,363,000 ($0.08 per basic and diluted share) mainly as a result of:

•	a 41% increase in sales volumes mainly due to the pipeline connection and inventory draw down at Block S-1, Yemen, and drilling success in both Yemen and Canada;
•	a 52% increase in commodity prices;
•	offset in part by increases in royalties, operating costs and taxes associated with the increased volumes and pricing.

In Q3-2005 compared to Q3-2004, net income increased 197% to $7,539,000 ($0.13 per basic and diluted share) compared to $2,541,000 ($0.05 per basic share and $0.04 per diluted share) mainly as a result of:

•	the above items affecting cash flow also increased net income;
•	offset in part by increased depletion, depreciation and accretion associated with the increased volumes.

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties		Three Months Ended		Nine Months Ended
		September 30		September 30
		2005	2004	2005	2004
Yemen - Oil production	Bopd	4,210	3,457	4,076	2,887
- Inventory change	Bopd	248	(385) 22		(226)
Yemen - Oil sales	Bopd	4,458	3,072	4,098	2,661
Canada - Oil and liquids	Bopd	284	202	215	157
- Gas sales	Mcfpd	4,749	3,865	3,917	2,666
Total sales	Boepd	5,533	3,918	4,966	3,263

Consolidated Net Operating Results		Consolidated
		Nine Months Ended		Nine Months Ended
		September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)		$	$/Boe	$	$/Boe
Oil and gas sales		65,570	48.36	30,948	34.62
Royalties		21,101	15.56	11,074	12.39
Operating expenses		7,608	5.61	4,251	4.75
Net operating income*		36,861	27.19	15,623	17.48

		Consolidated
		Three Months Ended		Three Months Ended
		September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)		$	$/Boe	$	$/Boe
Oil and gas sales		28,796	56.57	13,380	37.12
Royalties		9,649	18.96	5,153	14.30
Operating expenses		2,786	5.47	1,772	4.91
Net operating income*		16,361	32.14	6,455	17.91
* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q3-2005 - $2,607,000, $5.12/Boe, Q3-2004 - $1,560,000, $4.33/Boe), (Q1, Q2 and Q3-2005 - $5,673,000, $4.18/Boe, Q1, Q2 and Q3-2004 - $3,328,000, $3.72/Boe).

THIRD INTERIM REPORT	9

Segmented Net Operating Results
In 2005 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. Also, the Company has startup operations in a third geographic segment, the Arab Republic of Egypt. MD&A will follow under each of these segments.

Republic of Yemen
	Nine Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	55,938	50.00	25,810	35.40
Royalties	19,464	17.40	10,202	13.99
Operating expenses	6,067	5.42	3,269	4.48
Net operating income*	30,407	27.18	12,339	16.93

	Three Months Ended		Three Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	24,329	59.32	10,943	38.72
Royalties	8,866	21.62	4,743	16.79
Operating expenses	2,115	5.15	1,354	4.79
Net operating income*	13,348	32.55	4,846	17.14
* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q3-2005 - $2,607,000, $6.36/Boe; Q3-2004 - $1,560,000, $5.52/Boe), (Q1, Q2 and Q3-2005 - $5,673,000, $5.07/Boe; Q1, Q2 and Q3-2004 - $3,328,000, $4.56/Boe) .

Net operating income in Yemen increased 146% in the nine months and 175% in the three months ended September 30, 2005 compared to the same periods of 2004 primarily as a result of the following:

•	Oil sales increased 117% for the nine months and 122% for the three months ended September 30, 2005 compared to the same periods of 2004 mainly as a result of the following:
	1.	Sales volumes increased 54% for the nine months and 45% for the three months ended September 30, 2005 compared to the same periods of 2004 primarily as a result of:
		•	Block S-1 production commencing at the end of Q1-2004;
		•	Block S-1 production increases over the past year due to drilling success, trucking capacity increases, and the pipeline completion;
		•	offset by natural declines at Block 32.

10	TRANSGLOBE ENERGY CORPORATION

	Nine Months Ended	Nine Months Ended
Daily Volumes, Working Interest Before Royalties	September 30, 2005	September 30, 2004
	Bopd	Bopd	Change
Block S-1 - production	2,037	494	312%
- inventory change	22	(226)
Block S-1 - sales	2,059	268	668%
Block 32 - sales	2,039	2,393	(15)%
Total sales	4,098	2,661	54%

	Three Months Ended	Three Months Ended
Daily Volumes, Working Interest Before Royalties	September 30, 2005	September 30, 2004
	Bopd	Bopd	Change
Block S-1 - production	2,235	907	146%
- inventory change	248	(385)
Block S-1 - sales	2,483	522	376%
Block 32 - sales	1,975	2,550	(23)%
Total sales	4,458	3,072	45%

2.	Oil prices increased 41% for the nine months and 53% for the three months ended September 30, 2005 compared to the same periods of 2004.

•

Royalty costs increased 91% for the nine months and 87% for the three months ended September 30, 2005 compared to the same periods of 2004 as a result of increased volumes and prices. Royalties as a percent of revenue decreased from 40% to 35% for the nine months and from 43% to 36% for the three months ended September 30, 2005 compared to the same periods of 2004 as a result of a significant increase in Block S-1 production which has a lower royalty rate during the maximum cost recovery phase (30% in Q1 to Q3-2005) compared to Block 32 (44% - Q3-2005, 45% - Q2-2005, 30% - Q1-2005).

•	Operating expenses on a Boe basis increased 21% for the nine months and 8% for the three months ended September 30, 2005 compared to the same periods in 2004 mainly as a result of the following:

1.

Block 32 operating expenses increased to $5.32 per barrel in the first nine months of 2005 compared to $4.12 per barrel in same period of 2004 primarily due to increased diesel costs ($1.69 per bbl in the nine months ended September 30, 2005 compared to $0.75 per bbl in the same period of 2004). A plant was constructed in 2005 to manufacture diesel from produced crude oil which will reduce the cost of diesel. The plant is expected to be operational in the fourth quarter of 2005.

2.

Block S-1 had significantly higher operating costs during the initial trucking phase, averaging $5.58 per barrel during the nine months ended September 30, 2005. This is a reflection of higher costs associated with trucking and higher fixed costs per barrel until volumes were increased when pipeline production commenced in Q3-2005. The average cost per barrel decreased to $4.04 per barrel in Q3-2005 and is expected to remain significantly reduced for the remainder of the year. The pipeline was commissioned at the end of Q2-2005 which allows increased production for the remainder of 2005 and eliminated trucking costs.

THIRD INTERIM REPORT	11

Canada
	Nine Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,411	51.16	757	36.54
Gas sales ($ per Mcf)	7,001	6.55	3,690	5.05
NGL sales	1,170	37.60	647	28.98
Other sales	50	-	44	-
	9,632	40.65	5,138	31.17
Royalties	1,637	6.91	872	5.29
Operating expense	1,541	6.50	982	5.96
Net operating income	6,454	27.24	3,284	19.92

	Three Months Ended		Three Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	588	59.38	364	39.50
Gas sales ($ per Mcf)	3,213	7.35	1,747	4.92
NGL sales	643	39.78	309	32.90
Other sales	23	-	17	-
	4,467	45.17	2,437	31.31
Royalties	783	7.92	410	5.27
Operating expense	672	6.79	418	5.37
Net operating income	3,012	30.46	1,609	20.67

Net operating income in Canada increased 97% in the nine months and 87% in the three months ended September 30, 2005 compared to the same periods of 2004 primarily as a result of the following:

•	Sales increased 87% for the nine months and 83% for the three months ended September 30, 2005 compared to the same periods of 2004 mainly as a result of the following:
	1.	Sales volumes increased 44% for the nine months and 27% for the three months ended September 30 as a direct result of the 2004 and 2005 drilling program.
	2.	Commodity prices increased 30% for the nine months and 44% for the three months ended September 30 on a Boe basis.

•

Royalty costs on a Boe basis increased 31% for the nine months and 50% for the three months ended September 30, 2005 compared to the same periods in 2004. Royalties as a percent of revenue were consistent at 17% in the nine months ended September 30, 2005 and 2004.

•

Operating costs on a Boe basis increased 9% in the nine months and 26% in the three months ended September 30, 2005 compared to the same periods of 2004 as a result of changes in foreign exchange rates and new higher operating cost wells.

12	TRANSGLOBE ENERGY CORPORATION

HEDGE TRANSACTIONS

TransGlobe uses hedge arrangements as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.

During the quarter the Company entered into hedge transactions consisting of a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006 at a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling). Pursuant to Canadian generally accepted accounting principles, the Company has fair valued these hedge transactions. As at September 30, 2005, the estimated fair value of the unrealized hedge transactions are a liability of $211,000, which results in an unrealized $211,000 loss being recorded to the income statement.

The Company will only incur realized gains or losses on these hedge transactions when the dated Brent oil price is below $50 per barrel and above $77.93 per barrel during the calendar year of 2006, or if the Company sells the contract.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Nine Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	2,716	2.00	1,631	1.83
Capitalized G&A	(685)	(0.50)	(533)	(0.60)
Overhead recoveries	120)	(0.09)	(115)	(0.13)
G&A (net)	1,911	1.41	983	1.10

	Three Months Ended		Three Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	926	1.82	458	1.27
Capitalized G&A	(231)	(0.46)	(168)	(0.47)
Overhead recoveries	(42)	(0.08)	(66)	(0.18)
G&A (net)	653	1.28	224	0.62

General and administrative expenses increased 94% in the nine months ended September 30, 2005 (28% increase on a Boe basis) compared to the same period of 2004 as a result of the following:

•	Personnel and office overhead costs increased due to additional staff;
•	Public company costs increased mainly due to the Company preparing for the new Sarbanes Oxley compliance requirements;
•	Deferred financing cost amortization commenced in Q4-2004;
•	The strengthening of the Canadian dollar against the U.S. dollar increased G&A costs by $0.09 per Boe.

STOCK-BASED COMPENSATION

Effective January 1, 2004 the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-based Compensation and Other Stock-based Payments”. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Non-cash stock-based compensation expense amounted to $578,000 for the nine months ended September 30, 2005 compared to $859,000 for the same period in 2004 and $128,000 for the three months ended September 30, 2005 compared to $381,000 for the same period in 2004. The decrease is mainly due to options granted in mid March 2004 which have been fully expensed.

THIRD INTERIM REPORT	13

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	Nine Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	10,329	9.34	4,771	6.54
Canada	2,564	10.82	1,378	8.36
	12,893	9.51	6,149	6.88

	Three Months Ended		Three Months Ended
	September 30, 2005		September 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	4,000	9.92	2,099	7.43
Canada	1,190	12.03	502	6.45
	5,190	10.20	2,601	7.22

In Yemen, DD&A on a Boe basis increased 43% in the nine months and 34% in the three months ended September 30, 2005 compared to the same periods of 2004 primarily as a result of an increased asset base as all the remaining costs associated with the Block S-1 major development project were included in the depletable base, offset by a decreased depletion rate (production over reserves). In Q3-2004, major development project costs of $5,521,000 were excluded from the costs subject to depletion and depreciation representing a portion of the costs incurred in Block S-1.

In Canada, DD&A on a Boe basis increased 87% to $12.03 per Boe in Q3-2005 compared to $6.45 per Boe in Q3-2004 primarily as a result of:

•	Increased finding and development costs in Canada;
•	Strengthening of the Canadian dollar against the United States dollar which increased DD&A $0.94 per Boe (15%) through currency conversion.

INCOME TAXES

Current income tax expense in Q3-2005 of $2,607,000 (Q3-2004 - $1,560,000) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the PSA’s on Block 32 and Block S-1. The increase is mainly a result of production volume increases on Block S-1 and increased oil prices. The income tax rate on the Yemen revenue was 11% in Q3-2005 compared to 14% in Q3-2004. The decrease in the rate is due to Block S-1 being in the cost recovery period which reduces the tax rate paid to the government (8% at Block S-1 compared to 14% at Block 32).

The future income tax expense was $587,000 for the nine months ended September 30, 2005 which relates to a non-cash expense for taxes to be incurred in the future as Canadian tax pools reverse. This was offset by the recognition of future tax benefits of $588,000 for the nine months ended September 30, 2005. The Company has no unrecognized future tax benefits in Canada remaining at the end of September 30, 2005.

14	TRANSGLOBE ENERGY CORPORATION

CAPITAL EXPENDITURES/DISPOSITIONS

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
($000’s)	2005	2004	2005	2004
Republic of Yemen	7,410	3,175	14,084	7,376
Canada	3,047	3,757	7,854	7,207
Arab Republic of Egypt	398	709	1,162	709
Total capital expenditures	10,855	7,641	23,100	15,292

Capital expenditures in 2005 are mainly comprised of the following:

Block 32, Yemen ($3,740,000)
•	Drilling costs associated with Tasour #15, #16, #17, #18, and #19;
•	Construction costs of the diesel topping plant;
•	Acquisition costs for the seismic program.

Block S-1, Yemen ($9,772,000)
•	Drilling costs associated with An Nagyah #14, #15, #16 and #17, Malaki #1 and Markhah #1;
•	Costs associated with the commercial development of the An Nagyah field including construction of the pipeline;
•	Workover costs for the re-completion of An Nagyah #2 and #3;
•	Acidization and production testing equipment costs for Harmel #1 and #2 .

Block 72, Yemen ($572,000)
•	Geological and geophysical activity and signing bonus.

Canada ($7,854,000)
•	Costs associated with the drilling of 13 wells, completions and tie-ins, mainly in the Nevis/Gadsby area;
•	Costs associated with the completions and tie-ins as part of the 2004 exploration and development program;
•	Other costs related to oil and gas lease acquisitions and seismic acquisitions for future drilling associated with the 2005 and 2006 exploration and development program;
•	Leasehold improvements and office furniture for the new head office.

Nuqra Block 1, Egypt ($1,162,000)
•	Mainly costs associated with geological and geophysical activity and the opening of a new branch office in Cairo.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at September 30, 2005 are 58,357,439.

THIRD INTERIM REPORT	15

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company’s capital expenditures in the third quarter of 2005 was provided by cash flow from operations and working capital.

At September 30, 2005 the Company had working capital of $9,943,000, zero debt and an unutilized loan facility of $7,000,000. Accounts receivable increased due mainly to higher revenue in September 2005 compared to December 2004 due to increased volumes and prices, offset by Block S-1 revenue receivables decreasing $573,000. Block S-1 had two months of production receivable at December 31, 2004 compared to one month of production receivable at September 30, 2005. Oil inventory decreased due to Block S-1 inventory decreasing to 18,725 barrels at September 30, 2005 from 25,000 barrels at December 31, 2004. The reduction in accounts payable was due primarily to costs billed in late 2004 related to the An Nagyah facility and pipeline at Block S-1, Yemen that were paid in Q1 - 2005.

The Company expects to fund the balance of its 2005 exploration and development program through the use of working capital and cash flow. The use of the Company’s credit facility during 2005 is not expected. If debt were to be utilized it is anticipated to remain within conservative guidelines of a debt to cash flow ratio of less than 0.5:1. Equity financing is not currently required although it may be utilized in the future to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Three Months	Twelve Months
($000’s)	2005	2006	2007	2008	2009

Office and equipment leases	71	270	243	339	360

In March 2005, the Company entered into a physical contract to sell 2,000 gigajoules (GJ) per day (approximately 2,000 Mcfpd) of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for Cdn$6.95/GJ.

In September 2005, the Company entered into a hedge transaction consisting of a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million over the next 5 years to earn its 50% working interest ($1.7 million expended to date). As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer
October 31, 2005

16	TRANSGLOBE ENERGY CORPORATION

Consolidated Statements of Income and Retained Earnings (Deficit)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2005	2004	2005	2004

REVENUE
Oil and gas sales, net of royalties	$19,147	$8,227	$44,469	$19,874
Unrealized hedging loss (Note 6)	(211)	-	(211)	-
Other income	3	6	12	9
	18,939	8,233	44,270	19,883

EXPENSES
Operating	2,786	1,772	7,608	4,251
General and administrative	653	224	1,911	983
Stock-based compensation	128	381	578	859
Foreign exchange loss	37	277	31	274
Interest	-	21	-	21
Depletion, depreciation and accretion	5,190	2,601	12,893	6,149
	8,794	5,276	23,021	12,537

Income before income taxes	10,145	2,957	21,249	7,346

Income taxes - future	(1)	(1,160)	57	(1,160)
- current	2,607	1,576	5,673	3,355
	2,606	416	5,730	2,195

NET INCOME	7,539	2,541	15,519	5,151

Retained earnings (deficit), beginning of period	7,295	(3,994)	(685)	(6,604)
RETAINED EARNINGS (DEFICIT), END OF PERIOD	$14,834	$(1,453)	$14,834	$(1,453)

Net income per share (Note 5)
- Basic	$0.13	$0.05	$0.27	$0.10
- Diluted	$0.13	$0.04	$0.26	$0.09

THIRD INTERIM REPORT	17

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	September 30, 2005	December 31, 2004

ASSETS
Current
Cash and cash equivalents	$10,456	$4,988
Accounts receivable	6,249	6,029
Oil inventory	262	389
Prepaid expenses	317	274
	17,284	11,680
Property and equipment
Republic of Yemen	29,982	26,054
Canada	25,654	19,111
Arab Republic of Egypt	2,152	992
	57,788	46,157
Future income tax assets	2,317	2,299
Deferred financing costs	187	386
	$77,576	$60,522

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,130	$8,841
Unrealized hedge liability (Note 6)	211	-
	7,341	8,841
Asset retirement obligations (Note 3)	1,260	902
	8,601	9,743

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	48,616	47,296
Contributed surplus	1,866	1,593
Cumulative translation adjustment	3,659	2,575
Retained earnings (deficit)	14,834	(685)
	68,975	50,779
	$77,576	$60,522

18	TRANSGLOBE ENERGY CORPORATION

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2005	2004	2005	2004
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$7,539	$2,541	$15,519	$5,151
Adjustments for:
Depletion, depreciation and accretion	5,190	2,601	12,893	6,149
Stock-based compensation	128	381	578	859
Future income taxes	(1)	(1,160)	57	(1,160)
Amortization of deferred financing costs	75	-	216	-
Unrealized hedging loss (Note 6)	211	-	211	-
Change in non-cash working capital	(568)	(632)	1,226	(2,208)
	12,574	3,731	30,700	8,791

FINANCING
Issue of common shares for cash	301	-	1,015	87
Deferred financing costs	(15)	-	(17)	-
Change in non-cash working capital	-	10	(24)	10
	286	10	974	97

INVESTING
Exploration and development expenditures:
Republic of Yemen	(7,410)	(3,175)	(14,084)	(7,376)
Canada	(3,047)	(3,757)	(7,854)	(7,207)
Arab Republic of Egypt	(398)	(709)	(1,162)	(709)
Change in non-cash working capital	1,223	1,981	(3,075)	3,407
	(9,632)	(5,660)	(26,175)	(11,885)

Effect of exchange rate changes on cash and cash equivalents	(2)	-	(31)	-

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	3,226	(1,919)	5,468	(2,997)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,230	3,374	4,988	4,452
CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,456	$1,455	$10,456	$1,455

Supplemental Disclosure of Cash Flow Information:
Cash interest paid	$-	$21	$-	$21
Cash taxes paid - Republic of Yemen	$2,607	$1,576	$5,673	$3,355

THIRD INTERIM REPORT	19

Notes to the Consolidated Financial Statements
(Unaudited - Expressed in U.S. Dollars)

1. Basis of presentation
The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three and the nine month periods ended September 30, 2005 and 2004 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2004, except as outlined in Note 2. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2004.

2. Change in accounting policy
Effective January 1, 2005, CICA Accounting Guideline AcG-15 “Consolidation of Variable Interest Entities” was adopted by the Company. AcG-15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.

The adoption of AcG-15 had no effect on the Company’s financial position or results of operations.

3. Asset retirement obligations
The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2004	$902
Liabilities incurred during period	275
Liabilities settled during period	-
Accretion	50
Foreign exchange loss	33
Asset retirement obligations, September 30, 2005	$1,260

At September 30, 2005, the estimated total undiscounted amount required to settle the asset retirement obligations was $1,893,000 (December 31, 2004 - $1,331,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

20	TRANSGLOBE ENERGY CORPORATION

4. Share capital
The Company is authorized to issue an unlimited number of common shares with no par value.

Continuity of common shares (000’s)	Shares	Amount
Balance, December 31, 2004	57,176	$47,296
Stock options exercised	1,182	1,015
Transfer from contributed surplus related to share options exercised		305
Balance, September 30, 2005	58,358	$48,616

		Weighted Average
	Number of	Per Share
Continuity of stock options (000’s)	Options	Exercise Price
Balance, December 31, 2004	3,462	$1.15
Granted	278	5.62
Exercised	(1,182)	0.75
Balance, September 30, 2005	2,558	$1.83

Stock-based compensation
Compensation expense of $578,000 has been recorded in the Consolidated Statements of Income and Retained Earnings (Deficit) in 2005 (2004 - $859,000). The fair value of all common share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of options granted during 2005 and the assumptions used in their determination are as noted below:

	Three Months Ended	Nine Months Ended
	Sept. 30, 2005	Sept. 30, 2005
Weighted average fair market value per option (Cdn$)	3.68	2.96
Risk-free interest rate (percent)	7.90	3.97
Expected life (years)	4	4
Volatility (percent)	67.00	65.52
Expected annual dividend per share	-	-

5. Per share amounts
The weighted average number of common shares and diluted common shares outstanding during the nine months ended September 30, 2005 was 57,723,000 (2004 - 54,081,000) and 60,102,000 (2004 - 56,376,000), respectively and during the three months ended September 30, 2005 was 58,168,000 (2004 - 54,096,000) and 60,211,000 (2004 - 56,392,000), respectively.

THIRD INTERIM REPORT	21

6. Financial instruments
The Company has entered into various hedge transactions and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

In March 2005, the Company entered into a physical contract to sell 2,000 gigajoules (GJ) per day (approximately 2,000 Mcfpd) of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for Cdn$6.95/GJ.

In September 2005, the Company entered into hedge transactions consisting of a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

The estimated fair value of unrealized hedge transactions is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter parties to settle the transactions outstanding as at September 30, 2005 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

7. Segmented information

	Three Months		Nine Months
	Ended September 30		Ended September 30
(000’s)	2005	2004	2005	2004
Oil and gas sales, net of royalties
Republic of Yemen	$15,463	$6,200	$36,474	$15,608
Canada	3,684	2,027	7,995	4,266
	19,147	8,227	44,469	19,874
Operating expenses
Republic of Yemen	2,115	1,354	6,067	3,269
Canada	671	418	1,541	982
	2,786	1,772	7,608	4,251
Depletion, depreciation and accretion
Republic of Yemen	4,000	2,099	10,329	4,771
Canada	1,190	502	2,564	1,378
	5,190	2,601	12,893	6,149
Segmented income before the following:
Republic of Yemen	9,348	2,747	20,078	7,568
Canada	1,823	1,107	3,890	1,906
	11,171	3,854	23,968	9,474
Unrealized hedging loss	211	-	211	-
Other income	3	6	12	9
General and administrative	653	224	1,911	983
Stock-based compensation	128	381	578	859
Foreign exchange loss	37	277	31	274
Interest	-	21	-	21
Income taxes	2,606	416	5,730	2,195
Net income	$7,539	$2,541	$15,519	$5,151

22	TRANSGLOBE ENERGY CORPORATION

CORPORATE INFORMATION

DIRECTORS, OFFICERS AND SENIOR MANAGEMENT	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,3]	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer
Lloyd W. Herrick[2]	Calgary, Alberta
Director, Vice President & COO
BANKER
Erwin L. Noyes[2,3,4]
Director	Standard Bank PLC
London, England
Geoffrey C. Chase[1,2,4]
Director	AUDITOR

Fred J. Dyment[1,3,4]	Deloitte & Touche LLP
Director	Calgary, Alberta

David C. Ferguson	EVALUATION ENGINEERS
Vice President, Finance, CFO & Secretary
DeGolyer and MacNaughton Canada Limited
Edward Bell	Calgary, Alberta
Vice President, Exploration
EXECUTIVE OFFICES
1. Audit Committee	TransGlobe Energy Corporation
2. Reserves Committee	#2500, 605-5th Avenue S.W.
3. Compensation Committee	Calgary, Alberta, Canada, T2P 3H5
4. Governance and Nominating Committee
	Telephone:	(403) 264-9888
STOCK EXCHANGE LISTINGS	Facsimile:	(403) 264-9898
TSX: TGL	Website:	www.trans-globe.com
AMEX: TGA	E-mail:	trglobe@trans-globe.com

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

THIRD INTERIM REPORT	23

EGYPT
Nile R.
Lake Nasser
Nile R.
Red
White

TransGlobe Energy Corporation
Suite 2500, 605 - 5th Avenue, S.W.,
Calgary, Alberta, Canada, T2P 3H5